
05009257

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States of America



13th June 2005

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith the Announcement dated 10th June 2005 in connection with the Interim Dividend for the six months ended 31 December 2004 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

Encl.
AC/kh

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(Stock Code: 17)

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

On 15 March 2005, the Directors of New World Development Company Limited (the "Company") announced an interim dividend for the six months ended 31 December 2004 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders on the register of members of the Company on 8 April 2005. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of the Company on 13 May 2005. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 10 June 2005. It is now determined that the said average closing price is HK$8.30. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.10}}{\text{HK\$8.30} \times \frac{97}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the interim dividend for the six months ended 31 December 2004 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 27 June 2005.

By Order of the Board
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 10 June 2005

As at the date of this announcement, (a) the executive directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

Please also refer to the published version of this announcement in The Standard.